UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          Lightscape Technologies Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    53227B101
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

CUSIP No. 53227B101

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Scott Booth

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 7,711,345
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            7,711,345

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,711,345

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     13.8%

12.  Type of Reporting Person (See Instructions)

     IN

                                Page 2 of 8 Pages

CUSIP No. 53227B101

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Eastern Advisors Capital Group, LLC

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 7,711,345
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            7,711,345

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,711,345

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     13.8%

12.  Type of Reporting Person (See Instructions)

     OO

                                Page 3 of 8 Pages

CUSIP No. 53227B101

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Eastern Advisors Capital, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 7,711,345
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            7,711,345

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,711,345

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     13.8%

12.  Type of Reporting Person (See Instructions)

     CO

                                Page 4 of 8 Pages

Item 1.

(a)      The name of the issuer is Lightscape Technologies Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 18/F., W Square, 318 Hennessy Road, Wanchai, Hong Kong.

Item 2.

(a) This Statement is being filed by (i) Eastern Advisors Capital, Ltd., a Cayman Islands company (the "Fund"), (ii) Eastern Advisors Capital Group, LLC, a Delaware limited liability company (the "Investment Manager"), which serves as the investment manager of the Fund, and
         (iii) Scott Booth, the Managing Member of the Investment Manager and a Director of the Fund (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares reported in this Statement. Mr. Booth and the Investment Manager may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b) The principal business office of each of the Investment Manager and Mr. Booth is:

         101 Park Avenue, 48th Floor
         New York, New York 10178
         USA

         The principal business office of the Fund is:

         c/o Caledonian Fund Services (Cayman) Limited
         P.O. Box 1043
         Caledonian House
         69 Dr. Roy's Drive
         Grand Cayman KY1-1102
         Cayman Islands

(c)      For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of the Issuer.

(e) The CUSIP Number of the Common Stock is listed on the cover pages hereto.

                                Page 5 of 8 Pages

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a)  [ ]  Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).
(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act
          (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of December 31, 2008, and is based on 55,876,410 shares of Common Stock outstanding as of November 1, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 13, 2008.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

                                Page 6 of 8 Pages

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 7 of 8 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009


                                       SCOTT BOOTH
                                       EASTERN ADVISORS CAPITAL GROUP, LLC
                                       EASTERN ADVISORS CAPITAL, LTD.

                                       By: /s/ Scott Booth
                                           -------------------------------------
                                           Scott Booth, for himself, as Managing
                                           Member of the Investment Manager and
                                           as a Director of the Fund


                                Page 8 of 8 Pages